Filed by Huntington Bancshares Incorporated
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Sky Financial Group, Inc.
(Commission File No. 001-14473)

The following are excerpts from a transcript of Huntington Bancshares Incorporated’s 2006 fourth quarter earnings conference call on January 18, 2007 at 1:00 p.m. Eastern Time. The excerpts contain only those portions of the transcript relating to discussions of the proposed merger between Huntington Bancshares Incorporated and Sky Financial Group in the Q&A section of the conference call.

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David Hilder:

Good morning gentlemen or good afternoon – sorry. I know that you said at the beginning that you were not going to talk a great deal about the pending merger but I wondered if you could even briefly outline where you are in that process and what kind of action you may have taken to date or what your timetable is over the next quarter or six months.

Tom Hoaglin:

David this is Tom. Let me just tackle the timetable first. We would – first of all we were expecting to close the transaction early in the third quarter. To be able to do that would require us to hold a shareholder meeting probably around mid-second quarter to receive the favorable response from the regulatory authorities, you know, in accordance with their normal schedule which would be sometime in the second quarter. So that’s the timetable we’re assuming at this juncture.

What we have done thus far – excuse me – we’ve got our merger integration teams well organized. We’ve got a person appointed from each organization. Each has experience in this role. With Sky’s very active acquisition activity they’ve got a kind of well oiled machine if you will as it relates to going through merger integration processes so they really represent an ideal partner for us even though they’re in a different position than they’d normally be they know the drill, they know the issues, they’re able to respond quickly.

We’ve got all of our business units well organized, talking to each other, identifying issues, getting issues out on the table, decisions that need to be made well listed.

As you know as a significant part of the cost savings target that we have is consolidation of banking offices so that’s an important part of the integration process. Teams are working together well to identify what particular offices might make most sense. We’d expect to be through that process in a few weeks obviously communicating well to our people as we do so.

Product mapping is another good example – customer product mapping that’s well underway now. So just to give you a – rather than ramble a lot just to give you an idea of the kinds of activities that we’ve organized thus far and our people are really rolling up their sleeves and working together very nicely.

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Heather Wolf:

A couple of weeks ago a company by the name of Franklin Credit put out a press release talking about its relationship with Sky. And I think the filing – Sky’s filings actually showed that they had some fairly painful exposure to this company and as I understand it it’s a sub prime lender that is going down relatively quickly.

Can you talk about your plans vis a vis this credit – the exposure and plans for you to do this credit and whether or not it’s been sort of factored into the merger discussion?

Don Kimble:

Heather this is Don. Maybe I can go ahead and take a crack at answering your question. First of all we are aware of Sky’s position as far as their lending relationship and it was part of our due diligence we performed. But as far as specific questions related to any relationships that they would have I would refer you to the management at Sky Financial as opposed to having us address those at this point in time.

Heather Wolf:

Yeah I was just hoping – we tried that. I was just hoping that – nobody’s really talking about it so, you know, I understand you don’t want to comment on this call but it might behoove somebody whether it’s Sky or Huntington to put something out in the press on it.

Tom Hoaglin:

Heather this is Tom. Just let me underscore one thing that Don said and that is it was a significant part of our due diligence process so we absolutely reviewed the relationship, the performance of the relationship, and emerged very comfortable with it. And so that’s a high level kind of comment but I do want to underscore that.

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Andrew Marquardt:

Just a follow on Heather’s question here on credit quality. Is there any way you guys can give us a little bit more comfort around the due diligence that you performed for Sky? And the reason I ask is just because Sky has also had, you know, fairly optimistic expectations for credit quality in the past and it has run into a bump in the road here and there partly due to its acquisitive history.

And I was just wondering if, you know what you could help us in terms of understanding the process that you went through and kind of the overlaying of potential outside exposures to certain industries or regions or what have you.

Don Kimble:

Andrew this is Don again and maybe I can provide a little bit more clarity but to be consistent with what we talked about at our December 20 call on Sky that as part of the due diligence team that we took at look at the 100 largest commercial relationships that Sky has and we also took a look at some of the larger problem related assets they had as well.

The total coverage including that and the relationship we reviewed was about $2-1/2 billion which is about 30% or so of the total commercial portfolio which coverage was pretty good we believe for that short period of time.

When we reviewed the credit quality, the underwriting standards, and also their identification and quantification of credit risk we were surprised how close they were to what we had used internally and then what our loan review team would have come up with as far as the due diligence.

Take a look at the allowance calculations for Sky using our quantitative model the allowance required for their portfolio was almost identical to what we would calculate using our model from the findings we had from due diligence so that gave us a lot of comfort that the credit cultures and again the identification, quantification credit risks were very similar.

Tim do you have any other (unintelligible) items there?

Tim Barber:

I would just reiterate what Don said. We got pretty good coverage through the due diligence process. We spent a lot of time on the mapping of the loan loss reserve methodologies and came out feeling very comfortable about it.

Tom Hoaglin:	Don I think it’s accurate to say that every problem loan over $1 million we reviewed.

Don Kimble:	Correct.

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Additional Information About the Merger and Where to Find It

     In connection with the proposed merger of Huntington Bancshares Incorporated (“Huntington”) and Sky Financial Group (“Sky Financial”), Huntington and Sky Financial will be filing relevant documents concerning the transaction with the Securities and Exchange Commission, including a registration statement on Form S-4 which will include a proxy statement/prospectus. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Huntington and Sky Financial, at the Securities and Exchange Commission’s internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Huntington, Huntington Center, 41 South High Street, Columbus, Ohio 43287, Attention: Investor Relations, 614-480-4060, or Sky Financial, 221 South Church Street, Bowling Green, Ohio, 43402. The final proxy statement/prospectus will be mailed to stockholders of Huntington and Sky Financial.

     Stockholders are urged to read the proxy statement/prospectus, and other relevant documents filed with the Securities and Exchange Commission regarding the proposed transaction when they become available, because they will contain important information.

     The directors and executive officers of Huntington and Sky Financial and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding Huntington’s directors and executive officers is available in its proxy statement filed with the SEC by Huntington on March 8, 2006. Information regarding Sky Financial’s directors and executive officers is available in its proxy statement filed with the SEC by Sky Financial on February 23, 2006. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward-looking Statement

     This document contains certain forward-looking statements, including certain plans, expectations, goals, and projections, and including statements about the benefits of the merger between Huntington and Sky Financial, which are subject to numerous assumptions, risks, and uncertainties. Actual results could differ materially from those contained or implied by such statements for a variety of factors including: the businesses of Huntington and Sky Financial may not be integrated successfully or such integration may take longer to accomplish than expected; the expected cost savings and any revenue synergies from the merger may not be fully realized within the expected timeframes; disruption from the merger may make it more difficult to maintain relationships with clients, associates, or suppliers; the required governmental approvals of the merger may not be obtained on the proposed terms and schedule; Huntington and/or Sky Financial’s stockholders may not approve the merger; changes in economic conditions; movements in interest rates; competitive pressures on product pricing and services; success and timing of other business strategies; the nature, extent, and timing of governmental actions and reforms; and extended disruption of vital infrastructure; and other factors described in Huntington’s 2005 Annual Report on Form 10-K/A, Sky Financial’s 2005 Annual Report on Form 10-K, and documents subsequently filed by Huntington and Sky Financial with the Securities and Exchange Commission. All forward-looking statements included in this news release are based on information available at the time of the release. Neither Huntington nor Sky Financial assumes any obligation to update any forward-looking statement.